SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

In the Matter of                                          CERTIFICATE
Cinergy Corp.                                                 OF
File No. 70-9731                                    COMPLETION OF TRANSACTIONS
                                                       PURSUANT TO RULE 24

(Public Utility Holding Company Act of 1935)

         With reference to the Application-Declaration on Form U-1 as amended in the above docket (the "Application") filed by Cinergy Corp. ("Cinergy"), a Delaware corporation and registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and the Commission's order with respect thereto dated October 6, 2000 (HCAR No. 27245) (the "Order"), Cinergy hereby notifies the Commission that the transactions proposed in the Application have been carried out in accordance with the terms and conditions of, and for the purposes represented by, the Application and the Order.

         The following exhibit is filed herewith:

         F-2      "Past-tense" opinion of counsel

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                              S I G N A T U R E

         Pursuant to the requirements of the Act, Cinergy has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    November 9, 2000

                                            Cinergy Corp.

                                            By: /s/ George Dwight II
                                                Senior Counsel